                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2014

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

February 13, 2014

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the Nine Months Ended December 31, 2013

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine months ended December 31, 2013 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2013 and December 31, 2013

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                               March 31,      December 31,
ASSETS                                                                           2013             2013
-----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                       117,051          144,126
   Time deposits                                                                     3,280            3,730
   Trade receivables:
       Notes                                                                        36,772           46,950
       Accounts                                                                    488,233          535,210
       Less- Allowance for doubtful receivables                                    (15,424)         (18,184)
   Current maturities of long-term finance receivables, net                        235,889          244,008
   Inventories:
       Finished goods                                                              101,568          118,329
       Work in process and raw materials                                            93,799          110,140
   Deferred income taxes and other                                                  65,051           67,115
-----------------------------------------------------------------------------------------------------------
          Total current assets                                                   1,126,219        1,251,424
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                             45,809           45,478
   Buildings                                                                       271,272          279,420
   Machinery and equipment                                                         701,590          729,350
   Construction in progress                                                         17,891            7,889
-----------------------------------------------------------------------------------------------------------
          Total                                                                  1,036,562        1,062,137
   Less- accumulated depreciation                                                 (745,687)        (769,298)
-----------------------------------------------------------------------------------------------------------
          Net property, plant and equipment                                        290,875          292,839
-----------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                              466,608          513,038
   Investment securities                                                            54,102           61,382
   Investments in and advances to affiliates                                         1,026            1,385
   Goodwill                                                                        221,217          249,486
   Other intangible assets                                                         107,702          105,622
   Lease deposits and other                                                         92,948           85,246
-----------------------------------------------------------------------------------------------------------
          Total investments and other assets                                       943,603        1,016,159
-----------------------------------------------------------------------------------------------------------
Total assets                                                                     2,360,697        2,560,422
===========================================================================================================

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                               March 31,      December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                                             2013             2013
-----------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                            65,219           94,116
   Current maturities of long-term indebtedness                                    161,180          194,919
   Trade payables:
       Notes                                                                        15,197           22,627
       Accounts                                                                    241,341          240,975
   Accrued income taxes                                                             12,091           15,431
   Accrued expenses and other                                                      205,339          234,590
-----------------------------------------------------------------------------------------------------------
          Total current liabilities                                                700,367          802,658
-----------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                          476,381          489,159
   Accrued pension and severance costs                                             164,289          140,884
   Deferred income taxes and other                                                  61,002           60,053
-----------------------------------------------------------------------------------------------------------
          Total long-term liabilities                                              701,672          690,096
-----------------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                                    135,364          135,364
   Additional paid-in capital                                                      186,083          186,083
   Retained earnings                                                               759,783          779,418
   Accumulated other comprehensive loss                                           (146,088)         (60,131)
   Treasury stock at cost                                                          (37,146)         (37,266)
-----------------------------------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity                           897,996        1,003,468
-----------------------------------------------------------------------------------------------------------
Noncontrolling interests                                                            60,662           64,200
-----------------------------------------------------------------------------------------------------------
Total equity                                                                       958,658        1,067,668
-----------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                     2,360,697        2,560,422
===========================================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended December 31, 2012 and 2013

                                                                                      Millions of Yen
                                                                          ---------------------------------------
                                                                          Nine months ended     Nine months ended
                                                                          December 31, 2012     December 31, 2013
-----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      620,920              739,290
   Post sales and rentals                                                        680,676              778,649
   Other revenue                                                                  85,503               93,582
-----------------------------------------------------------------------------------------------------------------
         Total                                                                 1,387,099            1,611,521
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      448,652              527,790
   Post sales and rentals                                                        313,731              360,329
   Other revenue                                                                  61,314               66,383
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   823,697              954,502
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            563,402              657,019
-----------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                     522,919              578,818
-----------------------------------------------------------------------------------------------------------------
         Operating income                                                         40,483               78,201
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                   (1,916)              (1,548)
   Interest expense                                                                5,047                5,237
   Gain on sale of investment securities, net                                        (24)              (2,324)
   Foreign currency exchange loss, net                                             1,301                1,306
-----------------------------------------------------------------------------------------------------------------
   Other, net                                                                       (199)                (364)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     4,209                2,307
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates                   36,274               75,894
Provision for income taxes:
   Current                                                                        13,575               21,152
   Deferred                                                                        1,935                7,011
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    15,510               28,163
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                      47                  (29)
Consolidated net income                                                           20,811               47,702
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                                3,509                4,139
-----------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                    17,302               43,563
=================================================================================================================

                                                                                            Yen
                                                                          ---------------------------------------
                                                                          Nine months ended     Nine months ended
                                                                          December 31, 2012     December 31, 2013
-----------------------------------------------------------------------------------------------------------------
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                           23.86                60.09
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   21.00                33.00
=================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                          119.30               300.45
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                  105.00               165.00
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended December 31, 2012 and 2013

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                         December 31, 2012     December 31, 2013
-----------------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                                      206,212              257,525
   Post sales and rentals                                                        234,469              266,597
   Other revenue                                                                  28,951               31,822
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   469,632              555,944
-----------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                      151,118              179,916
   Post sales and rentals                                                        108,546              126,834
   Other revenue                                                                  20,972               22,565
-----------------------------------------------------------------------------------------------------------------
         Total                                                                   280,636              329,315
-----------------------------------------------------------------------------------------------------------------
         Gross profit                                                            188,996              226,629
-----------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                     175,901              194,288
-----------------------------------------------------------------------------------------------------------------
         Operating income                                                         13,095               32,341
-----------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                     (380)                (418)
   Interest expense                                                                1,492                1,609
   Gain (loss) on sale of investment securities, net                                   1                  (32)
   Foreign currency exchange gain (loss), net                                        341                 (169)
-----------------------------------------------------------------------------------------------------------------
   Other, net                                                                       (143)                (160)
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     1,311                  830
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates                   11,784               31,511
Provision for income taxes:
   Current                                                                         2,816                8,914
   Deferred                                                                        2,293                2,436
-----------------------------------------------------------------------------------------------------------------
         Total                                                                     5,109               11,350
-----------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                     (10)                   6
Consolidated net income                                                            6,665               20,167
-----------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interest                                 1,076                1,315
-----------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                     5,589               18,852
=================================================================================================================

                                                                                            Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                         December 31, 2012     December 31, 2013
-----------------------------------------------------------------------------------------------------------------
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                            7.71                26.00
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   12.50                16.50
=================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------
   Basic                                                                           38.55               130.00
   Diluted                                                                            --                   --
-----------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                   62.50                82.50
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months Ended December 31, 2012 and 2013

                                                                                      Millions of Yen
                                                                          ---------------------------------------
                                                                          Nine months ended     Nine months ended
                                                                          December 31, 2012     December 31, 2013
-----------------------------------------------------------------------------------------------------------------
Consolidated net income                                                           20,811               47,702
Other comprehensive income (loss), net of tax:
   Net unrealized holding gains (losses) on available-for-sale securities           (449)               7,669
   Pension liability adjustments                                                    (747)               6,993
   Net unrealized gains (losses) on derivative instruments                          (117)                 889
   Foreign currency translation adjustments                                       22,028               70,479
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    20,715               86,030
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                                                              41,526              133,732
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                      3,351                4,212
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to Ricoh Company, Ltd.                          38,175              129,520
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended December 31, 2012 and 2013

                                                                                      Millions of Yen
                                                                         ----------------------------------------
                                                                         Three months ended    Three months ended
                                                                         December 31, 2012     December 31, 2013
-----------------------------------------------------------------------------------------------------------------
Consolidated net income                                                            6,665               20,167
Other comprehensive income (loss), net of tax:
   Net unrealized holding gains on available-for-sale securities                   1,040                4,480
   Pension liability adjustments                                                  (4,195)                 837
   Net unrealized gains on derivative instruments                                    175                  384
   Foreign currency translation adjustments                                       50,876               43,766
-----------------------------------------------------------------------------------------------------------------
         Total                                                                    47,896               49,467
-----------------------------------------------------------------------------------------------------------------
Comprehensive income                                                              54,561               69,634
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                      1,204                1,552
-----------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to Ricoh Company, Ltd.                          53,357               68,082
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended December 31, 2012 and 2013

                                                                                         Millions of Yen
                                                                            ---------------------------------------
                                                                            Nine months ended    Nine months ended
                                                                            December 31, 2012    December 31, 2013
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                        20,811               47,702
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
       Depreciation and amortization                                              62,918               73,784
       Equity in earnings of affiliates, net of dividends received                   (47)                  29
       Deferred income taxes                                                       1,935                7,011
       Gain on sale of investment securities, net                                    (24)              (2,324)
       Pension and severance costs, less payment                                  (2,843)             (16,893)
       Changes in assets and liabilities, net of effects from acquisition-
          Increase in trade receivables                                           (4,714)             (10,071)
          Increase in inventories                                                 (9,259)             (15,921)
          Increase in finance receivables                                        (12,800)             (35,627)
          Decrease in trade payables                                             (15,464)              (2,211)
          Decrease in accrued income taxes and accrued expenses
            and other                                                            (17,068)              (4,185)
       Other, net                                                                  4,895               (6,865)
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                               28,340               34,429
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                            1,399                  530
   Expenditures for property, plant and equipment, including
     interest capitalized                                                        (61,156)             (55,279)
   Expenditures for intangible assets                                             (8,340)              (8,429)
   Payments for purchases of available-for-sale securities                           (91)                 (62)
   Proceeds from sales of available-for-sale securities                               64                7,153
   (Increase) Decrease in time deposits, net                                      (1,276)                  34
   Other, net                                                                     (6,886)              (4,828)
-------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                  (76,286)             (60,881)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds (repayments) of debt with original maturities of
     three months or less                                                        (19,644)              24,815
   Proceeds from debt with original maturities of more than three months         128,762              103,345
   Repayments of debt with original maturities of more than three months         (87,786)             (78,327)
   Proceeds from issuance of long-term debt securities                            20,000               20,000
   Repayment of long-term debt securities                                             --               (1,826)
   Dividends paid                                                                (15,226)             (23,925)
   Payment for purchase of treasury stock                                             (8)                (109)
   Other, net                                                                       (694)                (671)
-------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                               25,404               43,302
-------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                         740               10,225
-------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (21,802)              27,075
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   156,210              117,051
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       134,408              144,126
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 95 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the nine months ended December 31, 2013 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five years; however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) and noncontrolling interests in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments such as certificates of deposits (CD) and time deposits with maturities of three months or less.

In addition, short term investments such as money management funds (MMF) and free financial funds (FFF) with maturities of three months or less are also classified into cash and cash equivalents, as they are readily convertible to cash and present insignificant risk of changes in value.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 8, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value changes of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and noncontrolling interests in equity, and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss) and noncontrolling interests in equity.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

The depreciation of property, plant and equipment is computed principally by using the straight-line method over the estimated useful lives. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the goodwill impairment test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss) and noncontrolling interests, net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of operations.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of operations.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

Ricoh adopted retroactively Accounting Standards Update (ASU) 2011-11 and ASU 2013-01 from April 1 2013. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements. ASU 2013-01 replaced ASU 2011-11. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. These ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

Ricoh adopted ASU 2013-02 from April 1 2013. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU will only impact disclosures and will have no impact on Ricoh's consolidated financial position.

(T)  RECLASSIFICATION

Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

2.   SECURITIES

Investment securities as of March 31, 2013 and December 31, 2013 consist of the following:

                                                       Millions of Yen
                                              ----------------------------------
                                              March 31, 2013   December 31, 2013
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                    52,319          59,331
   Non-marketable equity securities                  1,783           2,051
--------------------------------------------------------------------------------
                                                    54,102          61,382
================================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2013 and December 31, 2013 are as follows:

                                                           Millions of Yen
                       -----------------------------------------------------------------------------------
                                   March 31, 2013                                 December 31, 2013
                       ----------------------------------------- -----------------------------------------
                                 Gross       Gross                          Gross       Gross
                               unrealized  unrealized                     unrealized  unrealized
                                holding     holding      Fair              holding     holding      Fair
                        Cost     gains       losses      value     Cost     gains       losses      value
----------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity securities    35,378      15,058          69    50,367   30,706      26,720          32    57,394
  Corporate debt
   securities           1,836         116          --     1,952    1,916          21          --     1,937
----------------------------------------------------------------------------------------------------------
                       37,214      15,174          69    52,319   32,622      26,741          32    59,331
==========================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013 and December 31, 2013 are as follows:

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              March 31, 2013
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer               Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                     holding
                            Fair value      losses        Fair value      losses       Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities              61            5            288            64              349          69
==============================================================================================================

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                            December 31, 2013
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer               Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                     holding
                            Fair value      losses        Fair value      losses       Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities              38            4            143            28              181          32
==============================================================================================================

Gross unrealized holding losses of available-for-sale securities as of March 31, 2013 and December 31, 2013 consist of 13 and 9 kinds of securities. Ricoh concluded that the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors. Ricoh judged the degree of decline in fair value of investment securities against the fair value to be immaterial.

The contractual maturities of debt securities classified as available-for-sale as of December 31, 2013 are as follows:

                                                            Millions of Yen
                                                         ---------------------
                                                          Cost      Fair value
------------------------------------------------------------------------------
Due after one year through five years                        773         764
Over five years                                            1,143       1,173
------------------------------------------------------------------------------
                                                           1,916       1,937
==============================================================================

There were no significant proceeds from the sales of available-for-sale securities for the nine months ended December 31, 2012. The proceeds from the sales of available-for-sale securities for the nine months ended December 31, 2013 was Yen 7,153 million.

There were no significant realized gains or losses on sales of available-for-sale securities for the nine months ended December 31, 2012. The realized gains on sales of available-for-sale securities for the nine months ended December 31, 2013 was Yen 2,349 million. There were no significant realized losses on sales of available-for-sale securities for the nine months ended December 31, 2013.

There were no significant realized gains or losses on valuation of available-for-sale securities for the nine months ended December 31, 2012 and 2013.

3.   PENSION AND RETIREMENT ALLOWANCE PLANS

From October 1, 2013, some of domestic subsidiaries have modified a portion of the existing defined benefit pension plans into defined contribution plan. As a result of this modification, Ricoh recognized curtailment gain in net periodic pension cost for the three months and the six months ended September 30, 2013.

The net periodic pension costs of the pension plans consist of the following components:

                                                     Millions of Yen
                                         ---------------------------------------
                                         Nine months ended     Nine months ended
                                         December 31, 2012     December 31, 2013
--------------------------------------------------------------------------------
Service cost                                     9,370                 9,020
Interest cost                                    9,804                10,469
Expected return on plan assets                  (7,942)              (10,702)
Net amortization                                 2,768                 2,317
Curtailment gain                                    --                (5,951)
--------------------------------------------------------------------------------
Total net periodic pension cost                 14,000                 5,153
================================================================================

                                                     Millions of Yen
                                        ----------------------------------------
                                        Three months ended    Three months ended
                                        December 31, 2012     December 31, 2013
--------------------------------------------------------------------------------
Service cost                                     3,148                 2,836
Interest cost                                    3,327                 3,496
Expected return on plan assets                  (2,687)               (3,556)
Net amortization                                   929                   708
Curtailment gain                                    --                  (901)
--------------------------------------------------------------------------------
Total net periodic pension cost                  4,717                 2,583
================================================================================

4.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the nine months ended December 31, 2012 and 2013 are as follows:

                                                                    Millions of Yen
                                   -----------------------------------------------------------------------------------
                                     Nine months ended December 31, 2012        Nine months ended December 31, 2013
                                   ----------------------------------------   ----------------------------------------
                                      Ricoh                                      Ricoh
                                   Shareholders'  Noncontrolling    Total     Shareholders'  Noncontrolling    Total
                                     Equity          Interests     Equity        Equity         Interests     Equity
----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period            822,704         56,314       879,018      897,996         60,662        958,658
----------------------------------------------------------------------------------------------------------------------
  Net income                            17,302          3,509        20,811       43,563          4,139         47,702
  Unrealized gains (losses) on
   securities                             (447)            (2)         (449)       7,618             51          7,669
  Pension liability adjustments           (761)            14          (747)       7,094           (101)         6,993
  Unrealized gains (losses) on
   derivatives                            (115)            (2)         (117)         586            303            889
  Foreign currency translation
   adjustments                          22,196           (168)       22,028       70,659           (180)        70,479
----------------------------------------------------------------------------------------------------------------------
Comprehensive income                    38,175          3,351        41,526      129,520          4,212        133,732
----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock         (15,226)            --       (15,226)     (23,925)            --        (23,925)
Distributions to Noncontrolling
 interests                                  --           (697)         (697)          --           (674)          (674)
Net changes in Treasury stock              (14)            --           (14)        (120)            --           (120)
Other                                       (7)            --            (7)          (3)            --             (3)
----------------------------------------------------------------------------------------------------------------------
Equity, End of Period                  845,632         58,968       904,600    1,003,468         64,200      1,067,668
======================================================================================================================

5.   OTHER COMPREHENSIVE INCOME (LOSS)

Changes in accumulated other comprehensive income (loss) during the nine months ended December 31, 2013 is as follows:

                                                                 Millions of Yen
                                   ---------------------------------------------------------------------------
                                                       Nine months ended December 31, 2013
                                   ---------------------------------------------------------------------------
                                     Unrealized      Pension       Unrealized    Foreign currency
                                   gains (losses)   liability    gains (losses)    translation
                                   on securities   adjustments   on derivatives    adjustments        Total
--------------------------------------------------------------------------------------------------------------
Beginning balance                           8,665      (64,266)            (861)          (89,626)    (146,088)
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income
   before reclassifications                 9,161        5,537              818            70,479       85,995
  Reclassifications from other
   comprehensive income                    (1,492)       1,456               71                --           35
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income                7,669        6,993              889            70,479       86,030
--------------------------------------------------------------------------------------------------------------
  Less: Other comprehensive
   income attributable to
   noncontrolling interests                    51         (101)             303              (180)          73
--------------------------------------------------------------------------------------------------------------
Ending balance                             16,283      (57,172)            (275)          (18,967)     (60,131)
==============================================================================================================

Tax effects allocated to other comprehensive income before reclassifications resulting from unrealized gains (losses) on securities, pension liability adjustments, unrealized gains (losses) on derivatives and foreign currency translation adjustments are Yen (4,767) million, Yen (3,088) million, Yen (495) million and Yen (226) million, respectively.

Changes in accumulated other comprehensive income (loss) during the three months ended December 31, 2013 is as follows:

                                                                 Millions of Yen
                                   ---------------------------------------------------------------------------
                                                       Three months ended December 31, 2013
                                   ---------------------------------------------------------------------------
                                     Unrealized      Pension       Unrealized    Foreign currency
                                   gains (losses)   liability    gains (losses)    translation
                                   on securities   adjustments   on derivatives    adjustments        Total
--------------------------------------------------------------------------------------------------------------
Beginning balance                          11,797      (58,012)            (444)          (62,702)    (109,361)
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income
   before reclassifications                 4,501          381              359            43,766       49,007
  Reclassifications from other
   comprehensive income                       (21)         456               25                --          460
--------------------------------------------------------------------------------------------------------------
  Other comprehensive income                4,480          837              384            43,766       49,467
--------------------------------------------------------------------------------------------------------------
  Less: Other comprehensive
   income attributable to
   noncontrolling interests                    (6)          (3)             215                31          237
--------------------------------------------------------------------------------------------------------------
Ending balance                             16,283      (57,172)            (275)          (18,967)     (60,131)
==============================================================================================================

Tax effects allocated to other comprehensive income before reclassifications resulting from unrealized gains (losses) on securities, pension liability adjustments, unrealized gains (losses) on derivatives and foreign currency translation adjustments are Yen (2,477) million, Yen (213) million, Yen (215) million and Yen (85) million, respectively.

Reclassifications out of accumulated other comprehensive income (loss) during the nine months ended December 31, 2013 is as follows:

                                                                    Millions of Yen
                                                   -------------------------------------------------
                                                          Nine months ended December 31, 2013
----------------------------------------------------------------------------------------------------
                                                   Reclassification out
                                                   of Accumulated other    Affected line items in
                                                       comprehensive      consolidated statement of
                                                          income                 operations
----------------------------------------------------------------------------------------------------
Unrealized gains and losses on securities:
                                                           2,324          Gain on sale of investment
                                                                           securities, net
                                                            (832)         Provision for income taxes
                                                   --------------------
                                                           1,492          Consolidated net income
                                                   --------------------
Pension liability adjustments:
                                                          (2,317)         (b)
                                                             861          Provision for income taxes
                                                   --------------------
                                                          (1,456)         Consolidated net income
                                                   --------------------

                                                                    Millions of Yen
                                                   -------------------------------------------------
                                                          Nine months ended December 31, 2013
----------------------------------------------------------------------------------------------------
                                                   Reclassification out
                                                   of Accumulated other    Affected line items in
                                                       comprehensive      consolidated statement of
                                                          income                 operations
----------------------------------------------------------------------------------------------------
Unrealized gains and losses on derivatives:                 (115)         Interest expense
                                                              44          Provision for income taxes
                                                   --------------------
                                                             (71)         Consolidated net income
                                                   --------------------
Total reclassification adjustments, net of tax               (35)
                                                   ====================

(a) Amounts in parentheses indicate losses in consolidated statements of operations.
(b) This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost. (See Note 3 for the information.)

Reclassifications out of accumulated other comprehensive income (loss) during the three months ended December 31, 2013 is as follows:

                                                                    Millions of Yen
                                                   -------------------------------------------------
                                                          Three months ended December 31, 2013
----------------------------------------------------------------------------------------------------
                                                   Reclassification out
                                                   of Accumulated other    Affected line items in
                                                       comprehensive      consolidated statement of
                                                          income                 operations
----------------------------------------------------------------------------------------------------
Unrealized gains and losses on securities:
                                                              32          Gain on sale of investment
                                                                           securities, net
                                                             (11)         Provision for income taxes
                                                   --------------------
                                                              21          Consolidated net income
                                                   --------------------
Pension liability adjustments:
                                                            (708)         (b)
                                                             252          Provision for income taxes
                                                   --------------------
                                                            (456)         Consolidated net income
                                                   --------------------
Unrealized gains and losses on derivatives:                  (40)         Interest expense
                                                              15          Provision for income taxes
                                                   --------------------
                                                             (25)         Consolidated net income
                                                   --------------------
Total reclassification adjustments, net of tax              (460)
                                                   ====================

(a) Amounts in parentheses indicate losses in consolidated statements of operations.
(b) This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost. (See Note 3 for the information.)

6.   DIVIDENDS

Cash dividends paid during the nine months ended December 31, 2012 is as follows:

Resolved at the General meetings of Shareholders on June 26, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                            6,163
  Dividend per share of common stock (yen)                               8.50
  Record date                                                  March 31, 2012
  Effective date                                                June 27, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Resolved at the Board meeting on October 30, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (millions of yen)                           9,063
  Dividend per share of common stock (yen)                              12.50
  Record date                                              September 30, 2012
  Effective date                                             December 3, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Cash dividends paid during the nine months ended December 31, 2013 is as follows:

Resolved at the General meetings of Shareholders on June 21, 2013
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,963
  Dividend per share of common stock (yen)                              16.50
  Record date                                                  March 31, 2013
  Effective date                                                June 24, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Resolved at the Board meeting on October 31, 2013
-----------------------------------------------------------------------------
  Total amount of dividends (millions of yen)                          11,962
  Dividend per share of common stock (yen)                              16.50
  Record date                                              September 30, 2013
  Effective date                                             December 2, 2013
  Resource for dividend                                     Retained earnings
=============================================================================

7.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,238.55 and Yen 1,384.23 as of March 31, 2013 and December 31, 2013, respectively. Dividends per share shown in the consolidated statement of operations are computed based on dividends paid for the third quarter ended December 31, 2012 and 2013.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                          Thousands of shares
                                                                --------------------------------------
                                                                Nine months ended    Nine months ended
                                                                December 31, 2012    December 31, 2013
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding         725,069             725,000

                                                                           Millions of Yen
                                                                --------------------------------------
                                                                Nine months ended    Nine months ended
                                                                December 31, 2012    December 31, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                         17,302              43,563

                                                                                  Yen
                                                                --------------------------------------
                                                                Nine months ended    Nine months ended
                                                                December 31, 2012    December 31, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per share:               23.86               60.09

                                                                          Thousands of shares
                                                                --------------------------------------
                                                                Three months ended  Three months ended
                                                                December 31, 2012   December 31, 2013
----------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding         725,059             724,997

                                                                           Millions of Yen
                                                                --------------------------------------
                                                                Three months ended  Three months ended
                                                                December 31, 2012   December 31, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                          5,589              18,852

                                                                                  Yen
                                                                --------------------------------------
                                                                Three months ended  Three months ended
                                                                December 31, 2012   December 31, 2013
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per share:                7.71               26.00

Diluted net income per share attributable to Ricoh Company, Ltd. for the nine months and three months ended December 31, 2012 and 2013 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

8.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of operations. The critical terms of the hedged debt obligations and the interest rate swaps are identical and there is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the nine months ended December 31, 2013.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) and noncontrolling interests on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. The critical terms of the hedged debt obligations and the interest rate swaps are identical and there is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the nine months ended December 31, 2013. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 129 million of the balance of accumulated other comprehensive income as of December 31, 2013.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held mainly to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of operations.

Contract amounts of derivative instruments at March 31, 2013 and December 31, 2013 are shown in the following tables:

                                                  Millions of Yen
                                      -------------------------------------
                                      March 31, 2013      December 31, 2013
---------------------------------------------------------------------------
Interest rate swap agreements                311,883                339,308
Foreign currency contracts                   214,512                227,073
Foreign currency options                       8,451                 14,135
===========================================================================

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                      Balance sheet                            Balance sheet
                                        Location          Millions of Yen        Location          Millions of Yen
----------------------------------------------------------------------------- ----------------------------------------
                                                      March 31,  December 31,                 March 31,   December 31,
Asset Derivatives                                       2013        2013                        2013         2013
----------------------------------------------------------------------------------------------------------------------
  Interest rate swap agreements     Deferred income                           Lease deposits
                                    taxes and other          --             2    and other          835          1,785
======================================================================================================================
                                                      March 31,  December 31,                 March 31,   December 31,
Liability Derivatives                                   2013        2013                        2013         2013
----------------------------------------------------------------------------------------------------------------------
  Interest rate swap agreements     Accrued expenses                          Deferred income
                                       and other            217           142 taxes and other     1,781          1,351
======================================================================================================================

Derivatives not designated as hedging instruments

                                                       Current                                Long-term
                                    ----------------------------------------- ----------------------------------------
                                                     Fair value                               Fair value
                                    ----------------------------------------- ----------------------------------------
                                      Balance sheet                            Balance sheet
                                        Location          Millions of Yen        Location          Millions of Yen
----------------------------------------------------------------------------- ----------------------------------------
                                                      March 31,  December 31,                 March 31,   December 31,
Asset Derivatives                                       2013        2013                        2013         2013
----------------------------------------------------------------------------------------------------------------------
  Foreign currency contracts        Deferred income                           Lease deposits
                                    taxes and other         531           785    and other           --              2
  Foreign currency options                                   99            --                        --             --
----------------------------------------------------------------------------------------------------------------------
  Total                                                     630           785                        --              2
======================================================================================================================
                                                      March 31,  December 31,                 March 31,   December 31,
Liability Derivatives                                   2013        2013                        2013         2013
----------------------------------------------------------------------------------------------------------------------
  Interest rate swap agreements     Accrued expenses
                                       and other              3            31                       238            136
                                                                              Deferred income
  Foreign currency contracts                             10,114        24,401 taxes and other    10,334             --
  Foreign currency options                                   15           583                        --             --
----------------------------------------------------------------------------------------------------------------------
  Total                                                  10,132        25,015                    10,572            136
======================================================================================================================

Total fair value amounts of derivatives

                                                        Millions of Yen
                                                  --------------------------
                                                          Fair value
----------------------------------------------------------------------------
                                                   March 31,    December 31,
                                                    2013           2013
----------------------------------------------------------------------------
Total Asset Derivatives                                 1,465          2,574
Total Liability Derivatives                            22,702         26,644
----------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the nine months ended December 31, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (579)       Interest expense       (101)               --                 --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                    Millions of Yen
                                                                            -----------------
                                                                            December 31, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                               (16)
Foreign currency contracts     Foreign currency exchange (gain)loss, net             (8,157)
Foreign currency options       Foreign currency exchange (gain)loss, net               (491)
---------------------------------------------------------------------------------------------
Total                                                                                (8,664)
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the three months ended December 31, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements            (6)       Interest expense        (34)               --                 --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                    Millions of Yen
                                                                            -----------------
                                                                            December 31, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                               (11)
Foreign currency contracts     Foreign currency exchange (gain)loss, net            (16,931)
Foreign currency options       Foreign currency exchange (gain)loss, net             (1,463)
---------------------------------------------------------------------------------------------
Total                                                                               (18,405)
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the nine months ended December 31, 2013 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         1,313        Interest expense       (115)               --                 --
===========================================================================================================================

                                                        Millions of Yen
                               -----------------------------------------------------------------
                                    Gain or (loss) recognized       Gain or (loss) recognized in
                               in income on derivative instruments      income on hedged item
                               -----------------------------------------------------------------
                                   Location            Amount          Location        Amount
------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements     Other, net               29         Other, net          (29)
================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                    Millions of Yen
                                                                            -----------------
                                                                            December 31, 2013
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                74
Foreign currency contracts     Foreign currency exchange (gain)loss, net             (3,697)
Foreign currency options       Foreign currency exchange (gain)loss, net               (667)
---------------------------------------------------------------------------------------------
Total                                                                                (4,290)
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the three months ended December 31, 2013 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location         Amount            Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements           574        Interest expense        (40)               --                 --
===========================================================================================================================

                                                        Millions of Yen
                               -----------------------------------------------------------------
                                    Gain or (loss) recognized       Gain or (loss) recognized in
                               in income on derivative instruments      income on hedged item
                               -----------------------------------------------------------------
                                   Location            Amount          Location        Amount
------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements     Other, net               12         Other, net          (12)
================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                    Millions of Yen
                                                                            -----------------
                                                                            December 31, 2013
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                 7
Foreign currency contracts     Foreign currency exchange (gain)loss, net             (6,744)
Foreign currency options       Foreign currency exchange (gain)loss, net               (592)
---------------------------------------------------------------------------------------------
Total                                                                                (7,329)
=============================================================================================

9.   COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2013, there were no significant contingent liabilities.

As of December 31, 2013 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

10.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The following summary excludes cash and cash equivalents, time deposits, trade receivables, short-term borrowings, current maturities of long-term indebtedness, trade payables and accrued expenses for which fair values approximate their carrying amounts because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were Yen 1,783 million and Yen 2,051 million as of March 31, 2013 and December 31, 2013, respectively. The following summary excludes non-marketable equity securities.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity. Installment loans using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework. The 3 levels of inputs that are used to measure the fair values are defined in Note 11.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Long-term indebtedness using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(E) INTEREST RATE SWAP AGREEMENTS, FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers or suitable valuation method based on available data.

The estimated fair value of the financial instruments as of March 31, 2013 and December 31, 2013 are summarized as follows:

                                                    Millions of Yen
                                    -------------------------------------------------
                                        March 31, 2013           December 31, 2013
                                    -----------------------   -----------------------
                                     Carrying   Estimated      Carrying    Estimated
                                      amount    fair value      amount     fair value
-------------------------------------------------------------------------------------
Investment securities                  52,319       52,319        59,331       59,331
Installment loans, net                 89,657       90,655        93,822       94,866
Long-term indebtedness               (476,381)    (475,018)     (489,159)    (487,437)
Interest rate swap agreements:
   assets                                 835          835         1,787        1,787
   liabilities                          2,239        2,239         1,660        1,660
Foreign currency contracts:
   assets                                 531          531           787          787
   liabilities                         20,448       20,448        24,401       24,401
Foreign currency options:
   assets                                  99           99            --           --
   liabilities                             15           15           583          583
=====================================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2013.

                                                   Millions of Yen
                                           ------------------------------
                                                   March 31, 2013
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           41,622      --      -- 41,622
       Foreign equity securities             8,745      --      --  8,745
       Foreign corporate bonds               1,952      --      --  1,952
   Derivative instruments
       Interest rate swap agreements            --     835      --    835
       Foreign currency contracts               --     531      --    531
       Foreign currency options                 --      99      --     99
-------------------------------------------------------------------------
           Total assets                     52,319   1,465      -- 53,784
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,239      --  2,239
       Foreign currency contracts               --  20,448      -- 20,448
       Foreign currency options                 --      15      --     15
-------------------------------------------------------------------------
           Total liabilities                    --  22,702      -- 22,702
=========================================================================

                                                   Millions of Yen
                                           ------------------------------
                                                 December 31, 2013
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           55,059      --      -- 55,059
       Foreign equity securities             2,335      --      --  2,335
       Foreign corporate bonds               1,937      --      --  1,937
   Derivative instruments
       Interest rate swap agreements            --   1,787      --  1,787
       Foreign currency contracts               --     787      --    787
       Foreign currency options                 --      --      --     --
-------------------------------------------------------------------------
           Total assets                     59,331   2,574      -- 61,905
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   1,660      --  1,660
       Foreign currency contracts               --  24,401      -- 24,401
       Foreign currency options                 --     583      --    583
-------------------------------------------------------------------------
           Total liabilities                    --  26,644      -- 26,644
=========================================================================

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a nonrecurring basis

There were no material assets and liabilities measured at fair value on a non-recurring basis during the nine months ended December 31, 2012 and 2013.

12.  TRANSFER OF FINANCIAL ASSETS

Ricoh Leasing Company, Ltd. transferred its lease receivables to a trust and received the beneficial interests in the trust originated from the transferred assets. Subsequently, Ricoh Leasing Company, Ltd. transferred the non-subordinated beneficial interests to and received cash as consideration from transferees, such as Special Purpose Entity ("SPE") that are different from the trust mentioned above, as a part of securitization programs. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust.

Ricoh performs a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity ("VIE"). The primary beneficiary of a VIE has both the : (1) power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, Ricoh consolidated the trust and eliminating the retained subordinated beneficial interests on the consolidated balance sheet. The consolidated assets and liabilities as of March 31, 2013 and December 31, 2013 are as follows:

                                                                   Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2013   December 31, 2013
--------------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net      12,039              13,035
Long-term finance receivables, net                            24,442              18,021
Current maturities of long-term indebtedness                  10,161              10,154
Long-term indebtedness                                        20,624              16,516
============================================================================================

The transferring of the non-subordinated beneficial interests was recorded as secured loans, since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest. Lease receivables are only to be used to settle obligation of the trust's liabilities or transferee's liabilities in substantially. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Apart from the transactions mentioned above, Ricoh's foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans are as follows:

                                                                   Millions of Yen
                                                          ----------------------------------
                                                          March 31, 2013   December 31, 2013
--------------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net       1,743               1,513
Long-term finance receivables, net                             5,575               4,477
Current maturities of long-term indebtedness                   1,743               1,513
Long-term indebtedness                                         5,575               4,477
============================================================================================

13. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of December 31, 2012 and December 31, 2013 are as follows:

                                                                Millions of Yen
                                              ---------------------------------------------------
                                                               December 31, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,472        1,747        2,595        12,814
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,293)         (22)         (56)       (1,371)
   Recoveries                                          --           --           --            --
   Provision                                        1,124         (240)      (1,287)         (403)
   Translation adjustment                             128           --           --           128
Ending balance                                      8,431        1,485        1,252        11,168
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,355          422          665         3,442
   Collectively evaluated                           6,076        1,063          587         7,726
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             61,621          461        2,720        64,802
Collectively evaluated                            569,980       89,135       47,054       706,169
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       631,601       89,596       49,774       770,971
=================================================================================================

                                                                Millions of Yen
                                              ---------------------------------------------------
                                                               December 31, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,727        1,522        1,265        11,514
-------------------------------------------------------------------------------------------------
   Charge-offs                                     (1,309)        (203)         (38)       (1,550)
   Recoveries                                         (23)          --           --           (23)
   Provision                                          941          300          (77)        1,164
   Translation adjustment                             278           --           --           278
Ending balance                                      8,614        1,619        1,150        11,383
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,332          445          480         3,257
   Collectively evaluated                           6,282        1,174          670         8,126
-------------------------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                             53,181          531        2,762        56,474
Collectively evaluated                            618,657       94,910       61,933       775,500
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       671,838       95,441       64,695       831,974
=================================================================================================

(B)  AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2013 and December 31, 2013 are as follows:

                                                                Millions of Yen
                                              ---------------------------------------------------
                                                                 March 31, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           616,658       90,606       54,649       761,913
Overdue                                             4,909          573        1,967         7,449
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       621,567       91,179       56,616       769,362
=================================================================================================

                                                                Millions of Yen
                                              ---------------------------------------------------
                                                               December 31, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           665,586       94,875       63,178       823,639
Overdue                                             6,252          566        1,517         8,335
-------------------------------------------------------------------------------------------------
Total:Financing receivables                       671,838       95,441       64,695       831,974
=================================================================================================

14.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the nine and three months ended December 31, 2012 and 2013, respectively. Intersegment sales are made at arm's-length prices. No single customer accounted for 10% or more of the total revenues for the nine and three months ended December 31, 2012 and 2013.

(A)  OPERATING SEGMENT INFORMATION

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  Nine months ended     Nine months ended
                                                  December 31, 2012     December 31, 2013
------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                1,207,241            1,413,041
   Industrial Products                                   73,401               81,784
   Other                                                109,657              119,721
   Intersegment transaction                              (3,200)              (3,025)
------------------------------------------------------------------------------------------
   Total Segment Sales                                1,387,099            1,611,521
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                   91,879              124,863
   Industrial Products                                     (445)               3,619
   Other                                                 (2,368)                (333)
------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                           89,066              128,149
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (48,583)             (49,948)
   Interest and dividend income                           1,916                1,548
   Interest expense                                      (5,047)              (5,237)
   Gain on sale of investment securities, net                24                2,324
   Foreign currency exchange loss, net                   (1,301)              (1,306)
   Other, net                                               199                  364
------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings
   of Affiliates                                         36,274               75,894
==========================================================================================

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  Three months ended    Three months ended
                                                  December 31, 2012     December 31, 2013
------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                  409,604              489,824
   Industrial Products                                   23,912               28,159
   Other                                                 37,264               38,955
   Intersegment transaction                              (1,148)                (994)
------------------------------------------------------------------------------------------
  Total Segment Sales                                   469,632              555,944
==========================================================================================
Segment Profit (loss):
   Imaging & Solutions                                   32,286               47,056
   Industrial Products                                      213                1,421
   Other                                                 (1,625)                 165
------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                           30,874               48,642
==========================================================================================
Reconciling Items:
   Corporate expenses and Elimination                   (17,779)             (16,301)
   Interest and dividend income                             380                  418
   Interest expense                                      (1,492)              (1,609)
   Gain on sale of investment securities, net                (1)                  32
   Foreign currency exchange gain (loss), net              (341)                 169
   Other, net                                               143                  160
------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings
   of Affiliates                                         11,784               31,511
==========================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  Nine months ended     Nine months ended
                                                  December 31, 2012     December 31, 2013
------------------------------------------------------------------------------------------
Sales-
  Japan                                                 640,902              672,306
  The Americas                                          353,827              433,658
  Europe, Middle East and Africa                        294,340              376,918
  Other                                                  98,030              128,639
------------------------------------------------------------------------------------------
  Consolidated                                        1,387,099            1,611,521
==========================================================================================

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  Three months ended    Three months ended
                                                  December 31, 2012     December 31, 2013
------------------------------------------------------------------------------------------
Sales-
  Japan                                                 210,140              228,502
  The Americas                                          119,508              147,589
  Europe, Middle East and Africa                        107,177              136,342
  Other                                                  32,807               43,511
------------------------------------------------------------------------------------------
  Consolidated                                          469,632              555,944
==========================================================================================

15.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF OPERATIONS

The following amounts were charged to selling, general and administrative expenses for the nine months and three months ended December 31, 2012 and 2013:

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  Nine months ended     Nine months ended
                                                  December 31, 2012     December 31, 2013
------------------------------------------------------------------------------------------
Research and development costs                           82,188               85,964
Advertising costs                                         9,254                9,431
Shipping and handling costs                              17,695               19,588
==========================================================================================

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  Three months ended    Three months ended
                                                  December 31, 2012     December 31, 2013
------------------------------------------------------------------------------------------
Research and development costs                           27,418               28,326
Advertising costs                                         3,586                3,291
Shipping and handling costs                               6,381                6,653
==========================================================================================